Jule's Foods

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 0080	7,030.15
Checking 1611	14,578.73
Money Market	490.00
Savings 4262	20,509.45
Total Bank Accounts	**$42,608.33**
Accounts Receivable	
Accounts Receivable (A/R)	8,499.08
Total Accounts Receivable	**$8,499.08**
Other Current Assets	
Inventory	0.00
Undeposited Funds	787.20
Total Other Current Assets	**$787.20**
Total Current Assets	**$51,894.61**
Fixed Assets	
Machinery & Equipment	19,253.57
zAccumulated Depreciation	-17,154.00
Total Fixed Assets	**$2,099.57**
Other Assets	
Automobile	
Sonata	4,500.00
Total Automobile	**4,500.00**
Total Other Assets	**$4,500.00**
TOTAL ASSETS	**$58,494.18**

Jule's Foods

BALANCE SHEET

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CC 0509	-1,491.02
CC 4256	1,975.16
Total Credit Cards	**$484.14**
Other Current Liabilities	
EIDL Grant	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$484.14**
Long-Term Liabilities	
EIDL Loan	20,000.00
Total Long-Term Liabilities	**$20,000.00**
Total Liabilities	**$20,484.14**
Equity	
Opening Balance Equity	11,311.58
Owner's Investment	79,084.84
Partner Distributions	-36,500.00
Retained Earnings	-66,358.84
Net Income	50,472.46
Total Equity	**$38,010.04**
TOTAL LIABILITIES AND EQUITY	**$58,494.18**